Lifezone Metals Announces Voting Results from its
2026 Annual General Meeting

May 5, 2026

Douglas (Isle of Man) – Lifezone Metals Limited (NYSE: LZM) (the “Company” or “Lifezone Metals”) announces the results of voting by shareholders at its 2026 Annual General Meeting (the “AGM”) held today in the Isle of Man.

 The ordinary resolutions below were passed by shareholders, with voting results as follows:

Ordinary Resolutions	For	% For	Against	% Against	Abstained	% Abstained
To receive the Company’s accounts for the financial year ended December 31, 2025	61,624,130	71.71%	40	0.00%	1,599	0.00%
To ratify the appointment of the auditor	61,625,735	71.71%	34	0.00%	0	0.00%
To re-elect Keith Liddell as a Class III Director of the Company.	56,281,321	65.49%	5,331,596	6.20%	12,852	0.01%
To re-elect Chris Showalter as a Class III Director of the Company.	61,608,249	71.69%	4,598	0.01%	12,922	0.02%

A total of 61,625,769 shares or 72% of Lifezone Metals Ordinary Shares were represented at the AGM.

Contact

Investor Relations Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

If you would like to sign up for Lifezone Metals news alerts, please register here.
Social Media
LinkedIn | X | YouTube

LZM Results of AGM 2026	1